Filed Pursuant to Rule 433

Registration File No. 333-188071

February 19, 2014

KINDER MORGAN ENERGY PARTNERS, L.P.

Pricing Term Sheet

$750 Million 3.500% Senior Notes due 2021

$750 Million 5.500% Senior Notes due 2044

Issuer:	Kinder Morgan Energy Partners, L.P.

Ratings: (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB

Ratings Outlooks: (Moody’s / S&P / Fitch)	Stable / Stable / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	February 19, 2014

Settlement Date (T+3):	February 24, 2014

	3.500% Senior Notes due 2021	5.500% Senior Notes due 2044

Maturity Date:	March 1, 2021	March 1, 2044

Principal Amount:	$750,000,000	$750,000,000

Benchmark:	2.125% due January 31, 2021	3.75% due November 15, 2043

Benchmark Price / Yield:	99-26+ / 2.152%	100-26 / 3.704%

Spread to Benchmark:	+ 143 bps	+ 185 bps

Yield to Maturity:	3.582%	5.554%

Coupon:	3.500%	5.500%

Public Offering Price:	99.494%	99.214%

Optional Redemption:

At any time prior to January 1, 2021, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, and a make-whole premium of T + 25bps. On or after January 1, 2021, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

At any time prior to September 1, 2043, we may redeem some or all of the notes at a price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date, and a make-whole premium of T + 30bps. On or after September 1, 2043, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2014	March 1 and September 1, commencing September 1, 2014

CUSIP / ISIN:	494550BT2 / US494550BT21	494550BU9 / US494550BU93

Joint Book-Running Managers:	Deutsche Bank Securities Inc.

RBS Securities Inc. UBS Securities LLC Barclays Capital Inc. DNB Markets, Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. Natixis Securities Americas LLC SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Deutsche Bank Securities Inc. at (800) 503-4611, RBS Securities Inc. at (866) 884-2071 and UBS Securities LLC at (877) 827-6444, ext. 5613884.